Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York  10017
                                (212) 450-4000
                                (212) 450-4731



                                                   December 23, 1996



Securities and Exchange Committee
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Defined Asset Funds
         Municipal Investment Trust Fund
         Multistate Series 2I
         33 Act No. 33-06713.


Pursuant to Rule 477A we request withdrawal of Post Effective Amendment No. 9 to Defined Asset Funds, Municipal Investment Trust Fund, Multistate Series 2H and Post Effective Amendment No. 7 to Defined Asset Funds, Municipal Investment Trust Fund, Multistate Series 2I, each filed on December 20, 1996 pursuant to the Securities Act of 1933. These amendments were filed to terminate the 1933 Act registrations of these series on the misunderstanding that each Trust of these series had terminated. We have discovered that there are still trusts open for each of these series and therefore we do not wish to terminate these registrations. We hereby request that these terminating amendments be ordered withdrawn.

Please call me at the number above if you have any questions covering this request.

                                             Very truly yours,



                                             Kenneth H. Chase